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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549




                                     SCHEDULE 13D

                               (Amendment No.        )(1)


                                  RESPONSE USA, INC.
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                                   (Name of Issuer)


                                    Common Stock
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                           (Title of Class of Securities)


                                     761235 50 6
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                                   (CUSIP Number)


           Richard M. Brooks, c/o Response USA, Inc., 11-H Princess Road,
                            Lawrenceville New Jersey 08648
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                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                     February 11, 1998
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               (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. / /

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                 (Page 1 of  2 Pages)


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     (1)   The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  761235 50 6             13D    Page   2   of    2     Pages
          ------------                         -----     -----
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 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Robert L. May
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  / /
                                                            (b)  / /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*  00 - Shares received by reporting person as partial consideration for acquisitions made by the Issuer.

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                                                / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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NUMBER OF         7    SOLE VOTING POWER
SHARES                 694,620(1)
BENEFICIALLY      8    SHARED VOTING POWER
OWNED BY               694,620(1)
EACH              9    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH      10   SHARED DISPOSITIVE POWER
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     694,620(1)
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                             / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.5%(2)
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14   TYPE OF REPORTING PERSON*

     IN
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 105,000 shares of Common Stock issuable by the Issuer upon exercise of currently exercisable options.

(2) Calculated based upon the number of outstanding shares of Common Stock of the Issuer on March 9, 1998. Such calculation includes 105,000 shares of Common Stock issuable by the Issuer upon exercise of currently exercisable


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     options.


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                                      SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        March 12, 1998
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                             (Date)


                             /s/ Robert L. May
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                             (Signature)


                             Robert L. May/Executive Vice President
                             --------------------------------------
                             (Name/Title)